Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2008

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re:  **Assured Guaranty Ltd.**
     **Form 10-K for Fiscal Year Ended December 31, 2007**
     **Form 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008**
     **File No. 1-32141**

Dear Mr. Mills:

We have reviewed your August 27, 2008 response to our August 7, 2008 letter and have the following additional comments.  In our comments, we ask you to provide us with information to better understand your disclosure.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

**Form 10-K for the year ended December 31, 2007**

Financial Statements

Note 23 – Business Segments, page 178

1.  We acknowledge your response to prior comment 5.  In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

**Form 10-Q for the period ended June 30, 2008**

Balance Sheet

2. You disclosed on page 16 that you recorded salvage recoverable of $65.1 million associated with direct Countrywide transactions.  Please describe the nature of these transactions and cite authoritative accounting literature that you relied upon to account for these transactions.

Notes to Consolidated Financial Statements
Note 13 – Fair Value of Financial Instruments, page 28

We acknowledge your response to prior comment 6.  Please enhance your proposed disclosures of the methodologies, assumptions and inputs used to determine the fair value of credit derivatives as follows:

3. Please tell us, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price.

4. You discuss the fair value of the gross spread of your CDS contracts, please clarify if this equates to the estimated present value of premiums that a comparable financial guarantor would hypothetically charge the Company for the same protection at the balance sheet date.

5. You stated that the credit spread on risks assumed are obtained from data sources published by third parties, provided by trustees or obtained from market sources.  You also stated that if observable market spreads are not available or reliable then similar market indices are used.  Please address the following:

   - Disclose the relative significance of credit spread data obtained from sources published by third parties, provided by trustees or obtained from market sources and similar market indices,
   - Describe how trustees and market sources determine credit spreads as well as the procedures you perform to validate the values provided by these parties, and
   - Clarify what you mean by market sources.

6. Please disclose how your model specifically incorporates your own credit spread when determining CDS fair value.

7. You stated that you use a spread hierarchy to determine which source of credit spread to use.  Please address the following:

- Disclose the relative significance of credit spreads based on actual collateral specific credit spreads, credit spreads interpolated based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating, credit spreads provided by the counterparty of the credit default swap and credit spreads interpolated based upon translations of similar asset classes, similar ratings and similar time to maturity,
- Describe more specifically how you interpolate the credit spread based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating,
- Describe how the counterparty determines the CDS spread as well as the procedures you perform to validate the values, and
- Describe more specifically how you extrapolate the credit spread based upon similar asset classes.

8. You stated that one of the key inputs of the credit derivative valuation model is the assumed recovery rates specific to the asset class. Please disclose the assumed recovery rates for your residential real estate, commercial real estate, corporate investment grade, corporate high yield and other significant exposures at year-end and at each interim period. In addition, disclose the source of the information and what changes, if any, are made to source data.

9. Given the significant effect that diversification has on reducing the credit risks of credit default swaps, please disclose the inputs, assumptions and methodology used to compute the correlation of your residential real estate, commercial real estate, corporate investment grade and corporate high yield exposures. Please also disclose trends in the assumed correlation of your residential real estate, commercial real estate, corporate investment grade and high yield exposures since you originated the transactions, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect on operations, please disclose the effects and/or expected effects on financial position, operations and liquidity.

10. We are continuing to evaluate your response to comments eight, nine and ten and we may have further comments.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

Mr. Robert B. Mills
Assured Guaranty Ltd.
October 10, 2008
Page 4

   You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

          Sincerely,


          Jim B. Rosenberg
          Senior Assistant Chief
          Accountant